Greenville Federal Financial Corporation
March 2, 2007
VIA EDGAR
Mr. John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Greenville Federal Financial Corporation
File No. 000-51668
Dear Mr. Nolan:
     The following information is provided in response to your comment letter dated February 15, 2007, pertaining to the Greenville Federal Financial Corporation Form 10-KSB for the Fiscal Year Ended June 30, 2006. The responses below are keyed to your comments:
Exhibit 13 — 2006 Annual Report
Consolidated Financial Statements
Consolidated Statements of Earnings, page 21
     Greenville Federal Financial Corporation’s (the “Company”) proposed future disclosure of earnings per share for the fiscal year ended June 30, 2006 is as follows:
     “Basic earnings per common share is computed based upon the weighted-average number of common shares outstanding during the year, less shares in the Company’s Employee Stock Ownership Plan (“ESOP”) that are unallocated and not committed to be released. For the fiscal year ended June 30, 2006, since the conversion to stock form was not completed until January 4, 2006, weighted-average shares outstanding were computed as follows: (1) the 1,264,126 shares issued to Greenville Federal MHC in the Conversion were deemed outstanding for the period from July 1, 2005 through January 3, 2006, (2) total shares issued, or 2,298,411 shares were outstanding for the period from January 4, 2006 through June 30, 2006, and (3) 89,997 weighted-average shares in the ESOP that were unallocated and not committed to be released were not considered outstanding for the period from January 4, 2006 through June 30, 2006. Weighted-average shares outstanding totaled 1,724,628 for the fiscal year ended June 30, 2006. Diluted earnings per common share include the dilutive effect of all additional potential common shares issuable. At June 30, 2006, the Company had no dilutive or potentially dilutive securities.”
     As a result, basic earnings per share amounted to $0.31 for the fiscal year ended June 30, 2006 and will be presented on the consolidated statement of earnings. A similar disclosure and earnings per share will be included for the three- and nine-month periods ended March 31, 2006 presented in the Form 10-QSB filing for the period ended March 31, 2007.
690 Wagner Avenue • Greenville, OH 45331 • Phone (937) 548-4158

Note B — Investment and Mortgage-Backed Securities, page 34
     Our response with respect to the disclosures set forth on page 37 of the Company’s Form 10-KSB filing is as follows:
     The asset management fund represents an investment in the Ultra Short Mortgage Fund (the “Fund”) administered by Shay Financial Services, Inc. The Company first invested in the Fund during 2001 and has maintained the investment since that time. The Company’s investment was at or above cost for the period from 2001 through June 2003. The Fund’s net asset value began to decline in July 2003 prefatory to the first of twelve Federal Reserve Open Market Committee (“FOMC” or the “Fed”) rate increases, and has been in an unrealized loss position since that date. Management considered the following factors in its evaluation of whether the Fund’s impairment was other-than-temporary as of June 30, 2006 and December 31, 2006.
     The Fund invests primarily in fixed-rate and adjustable-rate securities backed by, or representing an interest in, mortgages on domestic residential housing or manufactured housing, as well as U. S. Government and agency securities, certificates of deposit and other time deposits of FDIC insured depository institutions, repurchase agreements collateralized by obligations of the U. S. Government, or other obligations that are not subject to any investment limitations on the part of national banks, and eligible bankers’ acceptances with maturities of ninety days or less issued by FDIC insured institutions.
     Therefore, investment risk to the Fund is primarily related to interest-rate risk. Credit risk is not deemed to represent a significant factor, as the Fund’s uninsured investments are in securities of high-quality issuers. In short, management’s consideration as to the investment are interest rate related and do not extend to the prospects of the issuer.
     Since its inception in 1991, the Fund has experienced fluctuations in its net asset value through changing interest rate cycles. Specifically, the Fund’s net asset value has ranged from a high of $10.04 to a low of $9.65 over its history. Greenville Federal’s investment in the Fund had a cost basis of approximately $9.92 at both June 30, 2006 and December 31, 2006. Over the Fund’s 184 month history, the net asset value has exceeded the Company’s adjusted cost basis for 104 months, or 57% of the time. Management believes that a recovery of the net asset value of the Fund is primarily predicated on changes in interest rates in the economy, including changes established by the FOMC, since the value of securities in the Fund is affected by changes in these rates. Management has reviewed the movements of the net asset value (“NAV”) both over the Company’s period of ownership and over the period of the Fund’s history and has viewed these movements in correlation to the movements of interest rate cycles. It has been evidenced from this analysis that the NAV has generally exhibited declines during periods of rising interest rates and has generally exhibited increases during periods of declining interest rates.
     Beginning in June 2004 through June 2006, the Fed increased the fed funds interest rate from 1.00% to the present 5.25%. As interest rates were rising, the net asset value of the Fund declined from $9.83 at June 30, 2004 to $9.65 at June 30, 2006. During this same period the yield on the underlying investments in the Fund increased from approximately 2.00% at June 30, 2004 to 5.09% at June 30, 2006. As the underlying securities were re-pricing upward, but lagging the market, the Fund’s NAV was in a state of decline. The Fed ceased its series of increases to the fed funds interest rate following the June 2006 increase. In the period following June 2006, the Fund began to experience an increase to the NAV. Specifically, the net asset value increased from $9.65 at June 30, 2006, to $9.67 at December 31, 2006 and to $9.69 as of today. It should be further noted that the unrealized loss of 2.86% of principal at June 30, 2006, approximates the 2.62% depreciation in the Company’s held-to-maturity investments in individual agency bonds in the portfolio.
     Management noted further that the yield curve had a positive spread between short-term rates and long-term rates of approximately 300 basis points in June 2003. At June 2006 and December 2006, the
690 Wagner Avenue • Greenville, OH 45331 • Phone (937) 548-4158

yield curve was relatively flat, with no significant difference between short-term and long-term rates, even moving to an inverted relationship during that time frame.
     Based upon management’s ongoing evaluation of the Fund’s historic performance and observance of the Fund’s reaction to movements in interest rates in the economy throughout various interest rate cycles, management has developed an understanding of the primary factors that affect changes in the net asset value of the Fund. It is management’s expectation that given stability in the level of interest rates in the economy, and given a return to a more normalized yield curve, it can be expected that the Fund’s net asset value will increase in a manner that the net asset value will recover to a value that is equal to or exceeds the Company’s cost basis.
     Management has the intent and the ability to retain its investment in the Fund until the net asset value recovers. Based on management’s current assessment that the Fund’s fair value is expected to return to the Company’s cost value, the Company has not recorded an impairment charge.
     In the event that management views the change of the net asset value of the Fund in relation to movements in interest rates to contradict expectations, based upon observations of the Fund’s historical performance, management would consider whether there has been a change in the investment strategy of the Fund, or fundamental investments comprising the Fund, and would evaluate whether the impairment is other-than-temporary on that basis.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact me at (937) 548-4158 with any questions you may have concerning the preceding response.
Sincerely,
/S/ David M. Kepler
President & CEO
690 Wagner Avenue • Greenville, OH 45331 • Phone (937) 548-4158